Filed Pursuant to Rule 433
Registration No. 333-228913

Pricing Term Sheet – 2.142% Subordinated Notes due 2030

Issuer:	Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

Securities Offered:	U.S.$850,000,000 aggregate principal amount of 2.142% subordinated notes due 2030 (the “Notes”)

Offer and Sale:	SEC registered

Expected Security Ratings:	A2 (Moody’s) / BBB+ (S&P)

Denomination:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

Offering Price:	100.000%

Pricing Date:	September 14, 2020

Settlement Date:	September 23, 2020

Maturity Date:	September 23, 2030

Ranking of the Notes:	The Notes will constitute direct and unsecured obligations of SMFG and shall at all times rank pari passu and without any preference among themselves and at least equally and ratably with all indebtedness of SMFG which is subordinated to senior indebtedness and is in priority to all of the perpetual subordinated indebtedness of SMFG, including indebtedness in respect of preference or other shares or any other indebtedness which ranks, or is expressed to rank, pari passu with, or junior to, indebtedness in respect of perpetual subordinated indebtedness. Upon the occurrence and continuation of a Subordination Event (as defined below), the obligations of SMFG pursuant to the Notes shall be subordinated in right of payment to all senior indebtedness and, as long as such Subordination Event continues, no payment will be made under the Notes, except as otherwise set forth in the subordinated indenture dated as of September 17, 2019 between SMFG and The Bank of New York Mellon, as the trustee (the “Subordinated Indenture”).

Coupon Payment Dates:	Payable semiannually in arrears on March 23 and September 23 of each year beginning on March 23, 2021. Such semiannual interest will amount to U.S.$10.71 per U.S.$1,000 in nominal amount of the Notes for each interest payment date.

Spread to Benchmark:	T+147 bps

Coupon:	2.142%

Day Count Basis:	30/360, unadjusted

Business Day:	New York, London and Tokyo

Subordination Events:

A “Subordination Event” means any one of the following events:

(i) A court of competent jurisdiction in Japan shall have adjudicated SMFG to be bankrupt pursuant to the provisions of the Bankruptcy Act of Japan, as amended or replaced from time to time;

(ii) A court of competent jurisdiction in Japan shall have commenced reorganization proceedings with respect to SMFG pursuant to the provisions of the Corporate Reorganization Act of Japan, as amended or replaced from time to time;

(iii) A court of competent jurisdiction in Japan shall have commenced civil rehabilitation proceedings with respect to SMFG pursuant to the provisions of the Civil Rehabilitation Act of Japan, as amended or replaced from time to time; or

(iv) SMFG shall have become subject to bankruptcy, corporate reorganization, civil rehabilitation or other equivalent proceedings pursuant to any applicable law of any jurisdiction other than Japan, which proceedings have an equivalent effect to those set out in (i), (ii) or (iii) above.

Non-Viability Event:	A “Non-Viability Event” will be deemed to have occurred when the Prime Minister of Japan, following deliberation by Japan’s Financial Crisis Response Council pursuant to the Deposit Insurance Act of Japan, confirms (nintei) that “specified Item 2 measures (tokutei dai nigo sochi),” which are the measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act of Japan (including any successor articles thereto), as then in effect, need to be applied to SMFG under circumstances where SMFG’s liabilities exceed or are likely to exceed its assets, or SMFG has suspended or is likely to suspend payment of SMFG’s obligations.

Write-Down:

If a Non-Viability Event occurs, the Notes will be subject to a Write-Down (as defined below) on the Write-Down Date (as defined below), automatically and without any additional action by SMFG, the trustee or the holders of the Notes.

The following will occur on the Write-Down Date:

(i) the full principal amount of the Notes, except for principal that has become due and payable prior to the occurrence of the Non-Viability Event, will be permanently written down to zero and the Notes will be cancelled; and

(ii) the holders of the Notes will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against SMFG or the trustee with respect to, payment of principal of or interest on the Notes (including additional amounts with respect thereto, if any), except for any payments of principal or interest (including additional amounts with respect thereto, if any) that have become due and payable prior to the occurrence of the Non-Viability Event (a “Write-Down”).

SMFG’s obligations with respect to, and any claims for, the payment of principal of or interest on the Notes (including additional amounts with respect thereto, if any), except for payments of principal or interest (including additional amounts with respect thereto, if any) that have become due and payable prior to the occurrence of the Non-Viability Event, will be suspended from the occurrence of the Non-Viability Event until the Write-Down Date.

“Write-Down Date” means the date on which the Write-Down will become effective, as specified in the relevant write-down notice. The Write-Down Date shall be determined by SMFG in consultation with the Financial Services Agency of Japan (the “FSA”) and any other supervisory authorities and shall be no less than one and no more than ten business days following the date of the write-down notice.

Optional Tax Redemption:	The Notes may be redeemed at SMFG’s option, in whole, but not in part, at any time, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Banking Regulations (as defined in the preliminary prospectus supplement dated September 14, 2020 (the “Preliminary Prospectus Supplement”))), on giving not less than 30 nor more than 60 days’ notice of redemption to the holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes together with accrued and unpaid interest (including additional amounts with respect thereto, if any) to (but excluding) the date fixed for redemption if (i) SMFG is or will be obliged to pay additional amounts with respect to the Notes or, (ii) there is more than an insubstantial risk that, for Japanese corporate tax purposes, any portion of the interest payable on the Notes is not or will not be deductible from SMFG’s taxable income or is or will be required to be deducted from the amount to be excluded from SMFG’s taxable gross receipts, in each case of (i) and (ii) above, as a result of any change in, or amendment to, the laws or regulations of Japan or any political subdivision or any authority thereof or therein having power to tax, or any change in application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the original issuance date of the Notes and such obligation cannot be avoided by SMFG through the taking of reasonable measures available to SMFG; provided that, in the case of (i) above no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which SMFG would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Optional Regulatory Redemption:	The Notes may be redeemed at SMFG’s option, in whole, but not in part, at any time, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Banking Regulations), on giving not less than 30 nor more than 60 days’ notice of redemption to the holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes together with accrued and unpaid interest (including additional amounts with respect thereto, if any) to (but excluding) the date fixed for redemption if, as a result of any change in, or amendment to, the Applicable Banking Regulations, which change or amendment becomes effective on or after the issuance date of the Notes, SMFG determines after consultation with the FSA that there is more than an insubstantial risk that the Notes will be fully excluded from SMFG’s Tier 2 Capital (as defined in the Preliminary Prospectus Supplement) under the applicable standards set forth in the Applicable Banking Regulations and such exclusion cannot be avoided by SMFG through the taking of reasonable measures available to SMFG.

Use of Proceeds:	SMFG intends to use the net proceeds of the offering to extend a subordinated loan, intended to qualify as Tier 2 Capital and internal TLAC, to Sumitomo Mitsui Banking Corporation (“SMBC”) and SMBC intends to use the proceeds of the loan for general corporate purposes.

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Settlement:	DTC, Euroclear and Clearstream

CUSIP:	86562M BZ2

ISIN:	US86562MBZ23

Common Code:	213335189

Legal Entity Identifier:	35380028MYWPB6AUO129

Joint Lead Managers and Joint Bookrunners:	SMBC Nikko Securities America, Inc. Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc.

Senior Co-Manager*:	BNP Paribas

Co-Managers:	Daiwa Capital Markets America Inc. J.P. Morgan Securities LLC Nomura Securities International, Inc. Barclays Capital Inc. UBS Securities LLC

Stabilization Manager:	SMBC Nikko Securities America, Inc.

Trustee, Paying Agent, Transfer Agent and Registrar:	The Bank of New York Mellon

* One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, Goldman Sachs & Co. LLC at 1-212-902-1171 (Prospectus Department), BofA Securities, Inc. collect at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or by calling SMFG’s investor relations department at 81-3-3282-8111.

No PRIIPs KID - No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or U.K. See “PROHIBITION OF SALES TO EEA AND U.K. RETAIL INVESTORS” in the preliminary prospectus supplement dated September 14, 2020.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of Notes in any jurisdiction in Canada where such offer or solicitation or advertisement would be unlawful. The Notes will be offered only to purchasers purchasing, or deemed to be purchasing, as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario) and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

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